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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             P & F INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, par value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    692830102
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                      (CUSIP Number of Class of Securities)

                               Mr. Sidney Horowitz
                               20596 Links Circle
                            Boca Raton, Florida 33434
                                     (phone)

                                    Copy to :

                               Neil Novikoff, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 26, 2000
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                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13(d)-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box: [ ]



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                                  SCHEDULE 13D

-------------------
CUSIP No. 692830102
-------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sidney Horowitz
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                182,343
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              100,388
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                182,343
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                100,388
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  PERSON

            282,731
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------


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Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Class A Common Stock, par value $1.00 per share (the "Common Stock"), of P & F Industries, Inc. (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Company is 300 Smith Street, Farmingdale, New York 11735.

Item 2. Identity and Background.

     (a) This Statement is hereby filed by Sidney Horowitz.

     (b) and (c) Mr. Horowitz is Chairman Emeritus of the Board of Directors of the Company. Mr. Horowitz's address is 20596 Links Circle, Boca Raton, Florida 33434.

     (d) and (e) During the last five years, Mr. Horowitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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     (f) Mr. Horowitz is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Horowitz used personal funds in making the purchases that are the subject of this Statement.

Item 4. Purpose of Transaction.

     Mr. Horowitz purchased the Class A Common Stock that is the subject of this statement in order to acquire an equity interest in the Company. As of the date hereof, Mr. Horowitz has no present plans or proposals which relate to or would result in any of the actions referred to in section (a) through (j) of Item 4 of
Schedule 13D. Nevertheless, depending on market conditions and other factors, Mr. Horowitz may sell or otherwise dispose of all or a portion of such Common Stock, or may purchase additional shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) The responses of Mr. Horowitz to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. Included in the shares of Common Stock beneficially owned by Mr. Horowitz are 2,000 shares of Common Stock issuable upon the exercise of stock options, 400 shares of Common Stock owned by The Sidney and Grace Horowitz Foundation and 99,988 shares of Common Stock owned by his wife, Grace Horowitz, individually and as trustee for the daughter of


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Grace Horowitz and Sidney Horowitz. Mr. Horowitz has shared voting power and shared dispositive power over the 400 shares of Common Stock owned by The Sidney and Grace Horowitz Foundation with the other directors of The Sidney and Grace Horowitz Foundation and over the 99,988 shares of Common Stock owned by Grace Horowitz, individually and as trustee for the daughter of Grace Horowitz and Sidney Horowitz. Mr. Horowitz disclaims beneficial ownership of the 99,988 shares of Common Stock owned by Mrs. Horowitz individually and as trustee for the daughter of Grace Horowitz and Sidney Horowitz.

     (c) Not Applicable

     (d) Not Applicable

     (e) Not Applicable

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.


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                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 26, 2000


                                        By: /s/ Sidney Horowitz
                                            ------------------------------
                                        Name:  Sidney Horowitz


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